FUQI INTERNATIONAL, INC.
5/F., Block 1, Shi Hua Industrial Zone
Cui Zhu Road North
Shenzhen, 518019
People’s Republic of China

October 18, 2007

VIA EDGAR and FACSIMILE (202-772-9204)

H. Christopher Owings Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington D.C. 20549

Re:	Fuqi International, Inc. Registration Statement on Form S-1 File No. 333-144290

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Fuqi International, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 5:00 PM Eastern Standard Time on October 22, 2007, or as soon thereafter as possible.

The Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•
The Company may not assert staff comments or the declaration of registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Should you have any questions or require any additional information with respect to this filing, please contact Anh Q. Tran, Esq. at (310) 552-5083 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Best regards,

FUQI INTERNATIONAL, INC.

/s/ Yu Kwai Chong
By:  Yu Kwai Chong
Title:  Chief Executive Officer

cc:	Mara Ransom, SEC Thomas J. Poletti, K&L Gates